SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                                          Commission File Number   000-50159
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     (Check one)
     [ ] Form 10-K and Form 10-KSB    [ ] Form 11-K     [ ] Form 20-F
     [X] Form 10-Q and Form 10-QSB    [ ] Form N-SAR


     For period ended March 31, 2005
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     [ ] Transition Report on Form 10-K and Form 10-KSB

     [ ] Transition Report on Form 20-F

     [ ] Transition Report on Form 11-K

     [ ] Transition Report on Form 10-Q and Form 10-QSB

     [ ] Transition Report on Form N-SAR

     For the transition period ended ___________________________



Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                              PART I
                      REGISTRANT INFORMATION

Full name of registrant     iMedia International, Inc.
Former name if applicable
Address of principal executive office (Street and number)  1721 21st Street
City, state and zip code    Santa Monica, California 90404

                             PART II
                      RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11 -K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the
[X] prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                             PART III
                            NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

              The Registrant's Form 10-QSB, for the quarter ended March 31, 2005, could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by the Registrant within such time period without unreasonable effort or expense.


                             PART IV
                        OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.
                Frank Unruh        (310)          459-4499
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                   (Name)      (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
no, identify report(s).                                 [X] Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                        [X] Yes     [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                    iMedia International, Inc.
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           (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  05/17/05                            By   /s/ Frank Unruh
     -----------                             -------------------------------
                                             Name:  Frank Unruh
                                             Title:  Chief Financial Officer


     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                            ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                   PART IV - OTHER INFORMATION

(3)  EXPLANATION OF ANTICIPATED CHANGE

The Registrant anticipates that, for the quarter ended March 31, 2005, as compared to the same period in the prior year, it will report significantly increased sales. The increase in sales will be primarily attributable to the Registrant's increased sales and marketing efforts. Because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by the Registrant within the time period necessary to file its quarterly report on Form 10-QSB without unreasonable effort or expense, a reasonable estimate of the Registrant's sales for the first quarter cannot be made at this time.

The Registrant's anticipated increased sales in the first quarter of 2005, as described above, will be less than previously anticipated due to the way in which the Registrant is required to report sales in accordance with U.S. GAAP, which requires the Registrant to recognize revenue from sale transactions at the time it ships its products, as opposed to when the sale transaction actually occurs. The Registrant anticipates that revenue attributable to sale transactions made in the first quarter will be recognized in future quarters of fiscal 2005, including in the second quarter.